NEWS RELEASE 06-20	June 6, 2006

METALLURGICAL TESTS CONFIRM EXCELLENT GOLD RECOVERIES AT AGI DAGI AND
KIRAZLI GOLD DEPOSITS

Fronteer Development Group Inc. ("Fronteer") (FRG-TSX / AMEX) (“the company”) announced today that new metallurgical tests on its 100% owned Agi Dagi and Kirazli gold projects have yielded gold recoveries averaging 92% within an average of 17 days of leaching. These excellent results confirm that both deposits are amenable to low cost heap leach processing.

Sixteen heap leach column tests were conducted by Kappes Cassiday and Associates on six samples from the Agi Dagi deposit and two samples from the Kirazli deposit. Two column tests were conducted on each sample; the first at a coarse crush size (approximately 20 millimeters), and the second at a fine crush size (approximately 6 millimeters).

The Agi Dagi test work was conducted on fresh oxide material from five diamond drill holes (ten samples) and a surface trench (two samples). The samples ranged in grade from 0.47 grams per tonne gold to 4.52 grams per tonne gold (see Table 1 for details). Recoveries averaged 90% for the coarse crushed material and 91% for the fine crushed material. The average leach time to reach the maximum extractions was 17 days.

The Kirazli test work was conducted on fresh oxide material from one diamond drill hole (four samples) using material from a high-grade section (7.68 and 7.36 grams per tonne gold) and material from a low-grade section (0.54 grams per tonne gold). (See Table 1). The recoveries from the coarse crushed samples averaged 94% and the samples from the fine crushed samples averaged 95%. Maximum extractions were reached in 13 days.

"We are encouraged by these metallurgical results. They confirm that a relatively standard crushing circuit should be possible at both projects and that processing costs should not be excessive." says Mr. Jim Lincoln, VP Operations of Fronteer.

Teck Cominco Limited’s Turkish subsidiary (Teck Cominco Arama ve Madencilik y Sanayii A.S.) (“TCAM”) has recently elected to exercise its right to earn a 60% interest in both the Agi Dagi and Kirazli projects, currently owned 100% by Fronteer. Before April 30th, 2007, TCAM is required to spend US$5 million at Agi Dagi and US$2.5 million at Kirazli. These expenditures will significantly advance both projects towards development and are anticipated to increase the size of both deposits.

Mr Jim Lincoln, V.P. Operations of Fronteer Development Group Inc., is the designated Qualified Person for Fronteer.

ABOUT FRONTEER

Over the past year, Fronteer has demonstrated its ability to make new discoveries. The company has rapidly advanced both the Agi Dagi and Kirazli gold projects towards feasibility and made a new silver-gold discovery in Mexico. In uranium, Fronteer has established the Michelin deposit to be one of the largest undeveloped uranium deposits in Canada outside of Saskatchewan.

Fronteer has US $51 million in the treasury and will continue to seek new projects and acquisitions.

Table 1

Deposit	Sample	Crush size	Head Grade	Total Au Extraction
Kirazli	KD-44	Coarse	0.54 g/t Au	92%
Kirazli	KD-44	Fine	0.54 g/t Au	94%
Kirazli	KD-44	Coarse	7.68 g/t Au	97%
Kirazli	KD-44	Fine	7.36 g/t Au	97%

Agi Dagi (Deli)	AD-154	Coarse	2.56 g/t Au	95%
Agi Dagi	AD-154	Fine	2.64 g/t Au	97%

Agi Dagi (Baba)	AD-155	Coarse	0.74 g/t Au	82%
Agi Dagi	AD-155	Fine	0.68 g/t Au	82%

Agi Dagi (Deli)	AD-156	Coarse	0.57 g/t Au	84%
Agi Dagi	AD-156	Fine	0.56 g/t Au	90%

Agi Dagi (Baba)	AD-158	Coarse	0.56 g/t Au	88%
Agi Dagi	AD-158	Fine	0.47 g/t Au	87%

Agi Dagi (Deli)	AD-162	Coarse	4.26 g/t Au	93%
Agi Dagi	AD-162	Fine	4.52 g/t Au	94%

Agi Dagi (Baba)	Pit 1-17	Coarse	2.63 g/t Au	98%
Agi Dagi	Pit 1-17	Fine	2.88 g/t Au	99%

Kirazli Average		Coarse	4.11 g/t Au	94%
Kirazli Average		Fine	3.95 g/t Au	95%

Agi Dagi Average		Coarse	1.89 g/t Au	90%
Agi Dagi Average		Fine	1.96 g/t Au	91%

Total Average			2.45 g/t Au	92%

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Rick Valenta, VP Exploration & COO
Dan McIntyre, Investor Relations
(Tel) 604-632-4677 or Toll Free 1-877-632-4677

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability in Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

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